Second Quarter Report
to Shareholders
June 30, 2003

FOR IMMEDIATE RELEASE

Stock Symbol: MHM — (Toronto & New York)

MASONITE REPORTS SECOND QUARTER RESULTS

TORONTO, Ontario (July 21, 2003) — Masonite International Corporation today announced its results for the second quarter ended June 30, 2003. Masonite International Corporation reports in U.S. dollars.

Second Quarter Highlights

•	Earnings per share increases 21.4% to $0.51

•	Net Income increases 24.0%

•	Sales increase 10.0% to $457.0 million, highest quarterly revenue in Company history

•	EBITDA increases 10.3%

•	EBITDA margin increases from 13.24% to 13.28% (3/31/03 — 12.06%)

•	EBIT increases 10.7%

•	EBIT margin increases from 10.57% to 10.64% (3/31/03 — 9.14%)

Six Month Highlights

•	Earnings per share increases 20.3% to $0.89

•	Net Income increases 25.0%

•	Sales increase 7.9% to $859.2 million

•	EBITDA increases 9.6%

•	EBITDA margin increases from 12.52% to 12.71%

•	EBIT increases 10.0%

•	EBIT margin increases from 9.74% to 9.93%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

	6/30/03	6/30/02	Increase

SALES	$457.0	$415.5	10.0%
EBITDA	$60.7	$55.0	10.3%
EBIT	$48.6	$43.9	10.7%
NET INCOME	$27.3	$22.0	24.0%
EPS	$0.51	$0.42	21.4%
DILUTED EPS	$0.50	$0.41	22.0%
AVERAGE SHARES (000’s)	53,706	52,267

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Six Months Ended

	6/30/03	6/30/02	Increase

SALES	$859.2	$796.0	7.9%
EBITDA	$109.2	$99.7	9.6%
EBIT	$85.3	$77.6	10.0%
NET INCOME	$47.7	$38.2	25.0%
EPS	$0.89	$0.74	20.3%
DILUTED EPS	$0.87	$0.71	22.5%
AVERAGE SHARES (000’s)	53,607	51,833

Sales for the three month period ended June 30, 2003 were $457.0 million, a 10% increase over the $415.5 million reported in the same period in 2002. For the six months ended June 30, 2003 sales were $859.2 million, an 8% increase over the $796.0 million reported in the same period in 2002.

Net income for the three month period ended June 30, 2003 was $27.3 million compared to $22.0 million reported in the same period in 2002. Earnings per share were $0.51 for the three month period compared to $0.42 per share in the same period in the prior year. Net income for the six month period ended June 30, 2003 was $47.7 million compared to $38.2 million reported in the same period in 2002. Earnings per share were $0.89 for the six month period compared to $0.74 per share in the same period in the prior year.

The pace of sales activity and production varied within the quarter, which impacted operating margins and the level of working capital. This was the result of demand from both new construction and home improvement markets increasing significantly in the second half of the quarter.

As expected, the Company experienced a significant change in its entry door business with the sales of exterior products increasing to $168 million from $119 million in the first quarter of this year and from $140 million in the second quarter of last year.

Philip S. Orsino, President and Chief Executive officer stated, “We are pleased with the 10% increase in sales and the overall improvement in profitability that occurred during the quarter. Based on the results of the first half of the year, we expect that the annual results for 2003 will be in the mid to high end of the range of analysts’ expectations of earnings per share of $1.80 to $2.00.”

Working capital increased in the second quarter as a result of accounts receivable and inventory increasing by a combined $60 million from the first quarter. The increase in accounts receivable is due to the overall higher level of sales being generated in the second quarter over the first quarter, and more specifically to much higher sales generated in the second half of the quarter. The increase in the inventory is primarily due to the “All Products Strategy” operating model being implemented in the Company’s DorFab logistical and fabrication division. Also, additional inventory was required for the launch of several new products in the third and fourth quarters. We expect that working capital requirements have reached a plateau and will decrease over the balance of the year.

The debt to equity ratio was 0.8:1.0 as of June 30, 2003 as compared to 0.9:1.0 as at March 31, 2003. In June 2003, Standard & Poors raised its corporate credit rating on Masonite from BB to BB+ on improving operating profile and strengthening balance sheet.

On August 9, 2003 Masonite International will receive the Golden Hammer Award — Gold Level, Door Category for Excellence in Marketing and Partnership as presented by Home Channel News. The Golden Hammer Award recognizes outstanding suppliers serving the home improvement industry and the winners were chosen from more than 760 manufacturers. The nomination and selection of winners were determined in voting by buyers and merchants at the Top 500 retail companies in the U.S. This award recognizes suppliers who demonstrate the greatest overall commitment in support of the retailers’ sales, marketing and partnership efforts. “In the pursuit of excellence in Hardware/Home Improvement retailing, the Golden Hammer Awards program recognizes the contribution of the very best vendors in this industry,” says Jeff Arlen, Publisher, Home Channel News.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation and other factors.

This press release contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. In this press release, debt to equity ratio is defined as interest bearing debt, net of cash, divided by shareholders’ equity and EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and non-controlling interest.

For more information contact:

Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of six months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$859,172	$796,028
Cost of sales	666,846	623,851

	192,326	172,177
Selling, general and administration	83,140	72,518

Income before the undernoted	109,186	99,659
Depreciation and amortization	23,838	22,104

Income before interest and income taxes	85,348	77,555
Interest	18,266	23,538

	67,082	54,017
Income taxes	17,061	12,707

	50,021	41,310
Non-controlling interest	2,338	3,152

Net income	47,683	38,158

Retained earnings, beginning of period	295,854	206,311

Retained earnings, end of period	$343,537	$244,469

Earnings per share:
Basic	$0.89	$0.74

Diluted	$0.87	$0.71

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$456,955	$415,457
Cost of sales	354,157	322,380

	102,798	93,077
Selling, general and administration	42,128	38,068

Income before the undernoted	60,670	55,009
Depreciation and amortization	12,070	11,093

Income before interest and income taxes	48,600	43,916
Interest	9,399	12,022

	39,201	31,894
Income taxes	10,066	7,640

	29,135	24,254
Non-controlling interest	1,796	2,208

Net income	27,339	22,046

Retained earnings, beginning of period	316,198	222,423

Retained earnings, end of period	$343,537	$244,469

Earnings per share:
Basic	$0.51	$0.42

Diluted	$0.50	$0.41

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30	December 31
	2003	2002

ASSETS
Cash	$22,630	$47,644
Accounts receivable	279,336	197,927
Inventories	330,807	293,878
Prepaid expenses	18,170	11,289
Current future income taxes	32,148	32,768

	683,091	583,506

Property, plant and equipment	733,684	711,601
Goodwill	130,551	124,001
Other assets	38,610	36,569
Long-term future income taxes	4,655	7,114

	907,500	879,285

	$1,590,591	$1,462,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$37,578	$3,830
Accounts payable and accrued liabilities	270,373	241,292
Income taxes payable	4,254	4,671
Current portion of long-term debt	35,736	35,582

	347,941	285,375
Long-term debt	465,252	498,000
Non-controlling interest	32,095	28,231
Long-term future income taxes	103,789	98,744

	949,077	910,350

Share capital	261,824	257,325
Retained earnings	343,537	295,854
Cumulative translation adjustments	36,153	(738)

	641,514	552,441

	$1,590,591	$1,462,791

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of six months ended June 30
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$47,683	$38,158
Depreciation and amortization	23,838	22,104
Accretion of interest	—	6,721
Non-controlling interest	2,338	3,152
Cash reinvested in working capital and other	(90,682)	(39,800)

	(16,823)	30,335

Cash provided by (used in) investing activities
Proceeds from sale of assets	2,239	102,219
Acquisitions	(4,271)	(13,908)
Additions to property, plant and equipment	(21,164)	(16,139)
Other investing activities	228	(9,578)

	(22,968)	62,594

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	4,499	9,529
Increase (decrease) in revolving bank loans	33,748	(99,154)
Repayment of long-term debt	(33,119)	(6,203)

	5,128	(95,828)

Net foreign currency translation adjustment	9,649	11,115

(Decrease) increase in cash	(25,014)	8,216
Cash, beginning of period	47,644	40,611

Cash, end of period	$22,630	$48,827

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended June 30
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$27,339	$22,046
Depreciation and amortization	12,070	11,093
Accretion of interest	—	3,361
Non-controlling interest	1,796	2,208
Cash reinvested in working capital and other	(26,839)	(15,073)

	14,366	23,635

Cash provided by (used in) investing activities
Proceeds from sale of assets	2,005	2,210
Acquisitions	(4,271)	(13,908)
Additions to property, plant and equipment	(12,945)	(7,925)
Other investing activities	813	(1,227)

	(14,398)	(20,850)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	3,858	7,643
(Decrease) increase in revolving bank loans	(6,616)	1,914
Repayment of long-term debt	(8,068)	(5,074)

	(10,826)	4,483

Net foreign currency translation adjustment	6,502	11,925

(Decrease) increase in cash	(4,356)	19,193
Cash, beginning of period	26,986	29,634

Cash, end of period	$22,630	$48,827

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of six months ended June 30
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$707,478	$666,951
Europe	151,694	129,077

	$859,172	$796,028

Segment operating income
North America	$84,204	$77,733
Europe	16,430	13,770

	100,634	91,503

Expenses
General	15,286	13,948
Interest	18,266	23,538
Income taxes	17,061	12,707
Non-controlling interest	2,338	3,152

	52,951	53,345

Net income	$47,683	$38,158

Product line segment data
Sales:
Interior products	$572,047	$536,027
Exterior products	287,125	260,001

	$859,172	$796,028

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended June 30
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$376,499	$349,796
Europe	80,456	65,661

	$456,955	$415,457

Segment operating income
North America	$47,275	$44,050
Europe	9,298	7,534

	56,573	51,584

Expenses
General	7,973	7,668
Interest	9,399	12,022
Income taxes	10,066	7,640
Non-controlling interest	1,796	2,208

	29,234	29,538

Net income	$27,339	$22,046

Product line segment data
Sales:
Interior products	$288,469	$274,972
Exterior products	168,486	140,485

	$456,955	$415,457

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 31, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles for interim financial statements in Canada. Accordingly, certain footnote information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The unaudited consolidated financial statements included herein should be read in conjunction with Masonite International Corporation’s Annual Report for the year ended December 31, 2002.

The unaudited consolidated financial statements are prepared using the same accounting polices and methods of application as were used in preparing the most recent annual financial statements except for the adoption of new accounting standards as described below. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation are included. Operating results for the interim period included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of Masonite International Corporation (the “Company”) and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Unconsolidated investments in which the Company has less than a controlling interest are accounted for using the equity method.

New Accounting Policy — Disclosure of Guarantees

Effective January 1, 2003, the Company adopted AcG-14: Disclosure of Guarantees. The guideline calls for certain disclosure by a guarantor where a guarantee exists as defined in the guideline. The required disclosure is included in Note 7.

NOTE 2: ACQUISITIONS

During the quarter ended June 30, 2003, the Company acquired the shares of a prehanger of flush doors located in the UK and increased its ownership interest in a less than wholly owned subsidiary. These acquisitions have been accounted for using the purchase method of accounting. The purchase price was allocated as follows:

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 31, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 2: ACQUISITIONS (continued)

Current Assets, net of cash	$1,986
Fixed assets	602
Goodwill	2,332
Future income tax	(78)
Liabilities assumed	(1,550)

3,292
Non-controlling interest	1,833

$5,125

Consideration:
Cash	$4,466
Note Payable	659

$5,125

The Company also disposed of it’s 51% interest in a less than wholly-owned subsidiary for proceeds of $195.

NOTE 3: INCOME TAXES

The Company’s income tax expense for the six months ended June 30 is comprised of:

	2003	2002

Current	$10,176	$12,207
Future	6,885	500

	$17,061	$12,707

The Company’s income tax expense for the three months ended June 30 is comprised of:

	2003	2002

Current	$7,473	$6,890
Future	2,593	750

	$10,066	$7,640

The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in the domestic and foreign jurisdictions in which the Company operates.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 31, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 4: SHARE CAPITAL

Information with respect to outstanding common shares is as follows:

	Shares	Amount

June 30, 2003	53,948,849	$261,824
August 26, 2003	54,057,699

During the period ended June 30, 2003, 539,500 options were exercised at a weighted average exercise price of $8.34 (2002 — 1,333,500 options and warrants at a weighted average exercise price of $7.15). During the first six months of 2003, no options were granted (2002 — 570,000 options at an exercise price of $14.11). In 2002, the Company issued 125,000 common shares at a price of $15.37 in connection with a previous acquisition.

NOTE 5: STOCK BASED COMPENSATION

During the period ended June 30, 2003, the Company did not grant any options. In the period ended June 30, 2002, the Company granted 570,000 options that call for settlement by the issuance of common shares. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value based method of accounting for stock-based compensation, the Company’s net income would have been reduced by approximately $600 (2002 — $700), or $0.01 (2002 — $0.01) per share, basic and diluted, for the six month periods. The estimated fair value of the options is amortized to income over the three year vesting period.

NOTE 6: EARNINGS PER SHARE

The computations for basic and diluted earnings per share for the six months ended June 30 are as follows:

	2003	2002

Net income	$47,683	$38,158

Weighted average number of common shares
Basic	53,607,000	51,833,000
Effect of options and warrants	1,424,000	1,943,000

Diluted	55,031,000	53,776,000

Earnings per share
Basic	$0.89	$0.74
Diluted	$0.87	$0.71

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 31, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 6: EARNINGS PER SHARE (continued)

     The computations for basic and diluted earnings per share for the three months ended June 30 are as follows:

	2003	2002

Net income	$27,339	$22,046

Weighted average number of common shares
Basic	53,706,000	52,267,000
Effect of options and warrants	1,344,000	1,931,000

Diluted	55,050,000	54,198,000

Earnings per share
Basic	$0.51	$0.42
Diluted	$0.50	$0.41

All options to purchase common shares outstanding during the three and six month period ended June 30, 2003 and 2002 were included in the computation of diluted earnings per share as the average market price per share during the reporting period was greater than the exercise price.

The sum of basic and diluted earnings per share for the quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

NOTE 7: COMMITMENTS

The Company has entered into foreign currency contracts to hedge foreign currency risk. At June 30, 2003, unrealized gains totaled $5,772 and unrealized losses totaled $971. At June 30, 2003, the Company had forward contracts in place to sell UK pound sterling the amount of £4,400 in exchange for U.S. dollars over a period of 6 months at an average exchange rate of $1.5616; £1,200 in exchange for Canadian dollars over a period of 6 months at an average exchange rate of $2.4, £1,600 in exchange for euros over a period of one month at an average exchange rate of €1.55. In addition, the Company had forward contracts in place to sell US dollars in the amount of $30,600 exchange for Canadian dollars over a period of 11 months at an average exchange rate of $1.5866, euros in the amount of €7,074 in exchange for US dollars over a period of 6 months at an average exchange rate of $1.07 and US dollars in the amount of $1,981 over a period of 5 months in exchange for RAND at an average exchange rate of RAND 8.05.

The Company is a guarantor under certain performance letters of credit arising from a previously disposed entity which expire in March 2004 in the amount of $8.9 million. The purchaser is required to replace the Company’s letters of credit by March 2004. In the event that the purchaser does not replace the Company’s letters of credit by that date, the Company’s liability as guarantor could be invoked. No liability has been recorded with respect to this guarantee as the likelihood of non-performance is remote. In addition, the Company would have full legal recourse and holds certain collateral that could be used to offset amounts paid.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 31, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 8: LONG-TERM DEBT

	June 30, 2003	December 31, 2002

Bank term loan due August 31, 2006	$47,190	$68,798
Bank term loan due August 31, 2008	427,457	435,156
Bank term loan due June 28, 2007	22,500	25,000
Other long-term debt	3,841	4,628

	500,988	533,582
Less current portion	35,736	35,582

	$465,252	$498,000

NOTE 9: SUPPLEMENTAL CASH FLOW INFORMATION

For the six months ended June 30:

	2003	2002

Interest paid	$21,147	$17,293
Income taxes paid	10,440	10,519
Income tax refunds	365	—
Shares issued in connection with business combination	—	10,981
Note payable issued in connection with business combination	659	—

For the three months ended June 30:

	2003	2002

Interest paid	$9,008	$9,481
Income taxes paid	5,066	6,914
Income tax refunds	277	—
Shares issued in connection with business combination	—	9,060
Note payable issued in connection with business combination	659	—

NOTE 10: ADDITIONAL SEGMENTED INFORMATION

Capital assets employed in North America and Europe at June 30, 2003 were $546,972 and $186,712 respectively ($535,526 and $176,075, respectively, at December 31 2002). Goodwill in North America and Europe was $122,411 and $8,140, respectively, at June 30, 2003 ($119,292 and $4,709 respectively at December 31 2002).

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended June 31, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 11: RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differs in certain respects from United States GAAP. The items giving rise to the differences between Canadian GAAP net income and US GAAP net income are consistent with those described in Note 17 to the annual financial statements. Following is a summary of the significant differences in GAAP on the Company’s consolidated net income.

For the six months ended June 30:

	2003	2002

Net income based on Canadian GAAP	$47,683	$38,158
Effect of SFAS 133, net of tax	(1,524)	(2,854)

Net income based on United States GAAP	$46,159	$35,304

Earnings per share based on United States GAAP
Basic	$0.86	$0.68
Diluted	$0.84	$0.65

For the three months ended June 30:

	2003	2002

Net income based on Canadian GAAP	$27,339	$22,046
Effect of SFAS 133, net of tax	(1,231)	(2,609)

Net income based on United States GAAP	$26,108	$19,437

Earnings per share based on United States GAAP
Basic	$0.49	$0.37
Diluted	$0.47	$0.36

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion has been prepared by management and is a review of the operating results and financial position of Masonite International Corporation (“Masonite” or the “Company”) for the six months and quarter ended June 30, 2003 based upon Canadian generally accepted accounting principles. All amounts are in United States dollars unless otherwise specified.

     This discussion should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

Overview

     The Company is primarily engaged in the manufacture and merchandising of doors, door components and door entry systems for sale to the home improvement and home construction markets. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

     The market demand for the Company’s products is influenced by the factors described in Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Annual Report for the year ended December 31, 2002. Demand in the first half of 2003 was also affected by particularly harsh winter weather and higher fuel costs compared to milder winter conditions and lower fuel costs in the first half of 2002.

Results of Operations and Cash Flows

Six months ended June 30, 2003 compared with six months ended June 30, 2002

     Consolidated sales in the first six months of 2003 increased 8% or $63 million to approximately $859 million from sales of $796 million in 2002. Revenue from customers in the Company’s two principal geographic markets, North America and Europe, was approximately 82% and 18%, respectively, in comparison to 81% and 19% in the prior year. The proportion of revenues from interior and exterior products was approximately 67% and 33% respectively, consistent with the first half of 2002.

     Cost of sales, expressed as a percentage of sales, was 77.6% in 2003, a decrease from 78.4% in 2002. The decrease in cost of sales, as a percentage of revenues, was primarily attributable to improved efficiencies throughout numerous operating facilities in both North America and Europe.

     Selling, general and administrative expenses as a percentage of sales were 9.7% compared with 9.1%. The higher level of selling, general and administrative costs in the first half of 2003 is consistent with the approximate rate of expenditure in the second half of 2002.

     Depreciation and amortization expense increased $1.7 million in the first six months of 2003 to $23.8 million from $22.1 million in 2002. The rise in depreciation and amortization is principally due to a higher fixed asset base from capital additions completed during the past year.

     Interest expense decreased approximately $5.3 million in comparison to the first half of 2002. The decrease in finance costs is due to the reduction of interest rates on the Company’s debt and lower overall debt levels when compared to the first half of 2002.

     The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The increase in the effective rate to 25.4% in 2003 from 23.5% in 2002 results from more taxable income being earned in higher rate jurisdictions in 2003 than in 2002.

     The Company’s 2003 net income for the first half of the year increased 25% or $9.5 million to $47.7 million ($0.89 per share) from $38.2 million in 2002 ($0.74 per share). Basic earnings per share of $0.89 in 2003 and $0.74 in 2002 are calculated using the weighted average number of shares outstanding for the six-month period of 53.6 million and 51.8 million, respectively. Calculations of diluted earnings per share of $0.87 in 2003 and $0.71 in 2002 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period.

     The Company used $16.8 million of cash flow in operations for the first half of 2003 compared to generating $30.3 million of cash flow in the same period in the prior year. The year over year increase in the amount of cash used can be attributed to a higher level of investment in working capital due to the uneven pace of sales in the quarter with June’s monthly sales being significantly higher than earlier weeks in the quarter and the “All Products Strategy” operating model being implemented in the Company’s Dorfab logistical and fabrication division which required additional inventory at those locations.

     Investing activities used cash of $23.0 million in the first half of 2003 compared to an inflow of $62.6 million in the prior year. The cash generated from the sale of the Towanda facility and other assets held for sale of contributed $102.2 million of cash flow in the prior year that was principally used to repay indebtedness. Capital expenditures were $5.0 million higher in the current year as the company is now servicing a larger fixed asset base. Acquisitions in 2003 consisted of a pre-hanger of doors located in the UK and an increase in the Company’s interest in one of its less than wholly owned subsidiaries. In the second quarter of 2002, the Company invested $13.9 million in cash to increase its ownership interest in a manufacturer of molded door skins located in Chile to 99.9% and the remaining 50% of a door manufacturing plant in Mexico it did not already own.

     Financing activities in the first half of 2003 generated $5.1 million of cash flow compared to a use of $95.8 million in the prior year. The Company made net draws on its revolving bank facility of approximately $33.7 million and made repayments of long term debt of $33.1 million. The issuance of common shares on the exercise of options and warrants generated $4.5 million of cash flow in 2003 as compared to $9.5 million in the prior year. The proceeds from the sale of the Towanda facility were used to reduce indebtedness under the $100 million asset sale bridge loan in the prior year.

Second Quarter of 2003 compared with Second Quarter of 2002

     Consolidated sales in the second quarter of 2002 increased 10% or $42 million to approximately $457 million from sales of $416 million in 2002. Revenue from customers in the Company’s two principal geographic markets, North America and Europe, was approximately 82% and 18%, respectively, in the second quarter of 2003 compared to approximately 81% and 19% in 2002. The proportion of revenues from interior and exterior products was approximately 63% and 37%, respectively, a change from 66% and 34% in the second quarter of 2002 due principally to the adverse weather conditions in the first quarter of 2003 that delayed exterior product sales.

     Cost of sales, expressed as a percentage of sales, was 77.5% in 2003, relatively consistent with the 77.6% in 2002. Cost of sales in the second quarter of 2003 was adversely affected by a significant variance in the pace of sales activity and corresponding production levels throughout the quarter.

     Selling, general and administrative expenses as a percentage of sales were consistent with the prior year at 9.2%.

     Depreciation and amortization expense increased $1.0 million in the second quarter of 2003 to $12.1 million from $11.1 million in 2002. The rise in depreciation and amortization is principally due to a higher fixed asset base from capital additions over the last year.

     Interest expense decreased approximately $2.6 million in the second quarter of 2003. The decrease in finance costs is due to lower rates on the Company’s borrowings and lower overall debt levels in comparison to the prior year.

     The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The increase in the effective rate to 25.7% in 2003 from 24.0% in 2002 results from more taxable income being earned in higher rate jurisdictions in 2003 than in 2002.

     The Company’s 2003 net income for the quarter increased approximately 24% or $5.3 million to $27.3 million ($0.51 per share) from $22.0 million in 2002 ($0.42 per share). Basic earnings per share of $0.51 in 2003 and $0.42 in 2002 are calculated using the weighted average number of shares outstanding for the quarter of 53.7 million and 52.3 million, respectively. Calculations of diluted earnings per share of $0.50 in 2003 and $0.41 in 2002 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period.

     During second quarter of 2003, Masonite International generated $14.4 million of cash from operations as compared to $23.6 million in the prior year. The reduction in cash flow from operations is attributable to increased investment in working capital due to the uneven pace of sales in the quarter with June’s monthly sales being significantly higher than earlier weeks in the quarter, and the “All

Products Strategy” operating model being implemented in the Company’s Dorfab logistical and fabrication division, which required additional inventory at those locations.

     Expenditures on property, plant and equipment increased $5.0 million from the prior year. The Company also invested $4.3 million in acquisitions as discussed previously.

     The exercise of common stock options and warrants generated $3.8 million in cash flow. Net repayments of bank indebtedness were $6.6 million. The company also made repayments on long-term debt of $8.0 million in the quarter. In total, the Company used $10.8 million in cash for financing activities compared to generating $4.5 million in the prior year.

Liquidity and Financial Condition

     Consolidated net working capital increased by $37.0 million to $335.2 million at June 30, 2003. The Company’s working capital ratio decreased slightly to 1.96:1.0 at June 30, 2003 from 2.04:1.0 at December 31, 2002.

     During the first six months of 2002, the Canadian dollar, the Euro and the British pound have all strengthened against the Company’s reporting currency, the US dollar. The impact has been that the cumulative translation adjustment account has changed from a deficit of $0.7 million at December 31, 2002 to a surplus of $36.2 million at June 30, 2003. The offset to this has been an increase in the US dollar equivalent of the underlying foreign currency assets and liabilities of the foreign operations.

     Net property plant and equipment increased from $711.6 million at year-end to $733.7 million at June 30, 2003. A portion of the change of is due to the strengthening of the Euro and the Canadian dollar relative to the US dollar that translates into higher fixed asset values when translated from local currencies to the US dollar.

     The Company and its subsidiaries had approximately $120 million of revolving bank credit facilities established at June 30, 2003. Approximately $37.6 million of the Company’s revolving bank lines was utilized at the end of the second quarter of 2003 and was classified as current bank indebtedness. The Company also had cash on hand of $22.6 million as at June 30, 2003.

     The Company’s interest bearing debt (net of cash on hand) to equity ratio improved to 0.80:1.0 from 0.89:1.0 at December 31, 2002.

     In June of 2003, Standard & Poors raised its corporate credit rating on Masonite from BB to BB+ on improving operating profile and strengthening balance sheet.

Business Risks and Uncertainties

     The Company periodically enters into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. The foreign exchange contracts outstanding at June 30, 2003 are described in Note 7 to the unaudited consolidated financial statements.

     Additional information with respect to the Company’s use of financial instruments is available in the audited consolidated financial statements included in the Company’s 2002 Annual Report.

Accounting Policies

     Effective January 1, 2003 the Company adopted AcG 14: Disclosure of Guarantees. The guideline calls for certain disclosure by a guarantor where a guarantee exists as defined in the guideline. The required disclosure is included in Note 6 to the Company unaudited consolidated financial statements.

Non-GAAP Financial Measures

     This Management’s Discussion and Analysis (“MD&A”) contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. In this MD&A, debt to equity ratio is defined as interest bearing debt, net of cash, divided by shareholders’ equity and EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and non-controlling interest. Management uses these non-GAAP Financial measures as they are increasingly used by the investment and banking industries to analyze the performance of a Company.

Forward-Looking Statements

     This Quarterly Report contains a number of “forward-looking statements”. All statements, other than statements of historical fact, included in this Quarterly Report that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future are forward-looking statements. They are based on certain assumptions and analyses made by the Company and its management considering its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other government regulation; and other factors.